FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1           Translation of letter to Buenos Aires Stock Exchange dated May 17, 2013

TRANSLATION
Autonomous City of Buenos Aires, May 17, 2013

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: Ordinary and Extraordinary Shareholders’ meeting of YPF S.A. – Board recommendations. Relevant information.

Dear Sirs:

We hereby address you in order to advise you that Company’s Board of Directors resolved, at its meeting held on May 16, 2013, to make the following proposals to the Ordinary and Extraordinary Shareholders’ meeting that will resume on May 30 at 17.00hs.:

1.	In relation to item 14 of the agenda of the referred Meeting “Determination of the number of regular and alternate members of the Board of Directors”:

Fix the number of Board members at seventeen (17) and the alternate members at twelve (12).

2.	In relation to item 16 of the agenda of the referred Meeting “Appointment of the regular and alternate Directors for Class D shares and determination of their tenure”:

(i) The appointment of Miguel Matías Galuccio, Jorge Marcelo Soloaga, Gustavo Alejandro Nagel, Oscar Alfredo Cretini, Roberto Ariel Ivovich, Walter Fernando Vázquez, Raúl Eduardo Ortiz, Héctor Walter Valle, Rodrigo Cuesta, José Iván Brizuela, Sebastián Uchitel, Nicolás Arceo, Fernando Raúl Dasso, Fernando Pablo Giliberti, Carlos Alberto Alfonsi and Daniel Christian González Casartelli as Board members representing Class D shares, all of them for a one-year term.

(ii)   The appointment of Sergio Pablo Antonio Affronti, Ricardo Dardo Esquivel, Carlos Héctor Lambré, Francisco Ernesto García Ibáñez, José Carlos Blassiotto, Armando Isasmendi (h), Cristian Alexis Girard, Javier Leonel Rodríguez, Jesús Guillermo Grande, Carlos Agustín Colo and Eugenio Roberto Sellan as alternate members representing Class D shares, all of them for a one-year term.

(iii) In the case of temporally or definite replacement of the Board members Miguel Matías Galuccio, Gustavo Alejandro Nagel, Oscar Alfredo Cretini, Walter Fernando Vázquez, Roberto Ariel Ivovich, Raúl Eduardo Ortiz, Rodrigo Cuesta and Nicolás Arceo, to fix the substitution of each of them in the following order: Sergio Pablo Antonio Affronti, Ricardo Dardo Esquivel, Carlos Héctor Lambré, Francisco Ernesto García Ibáñez, José Carlos Blassiotto, Armando Isasmendi (h), Cristian Alexis Girard and Javier Leonel

Rodríguez. While Mr. Jesús Guillermo Grande, Carlos Agustín Colo and Eugenio Roberto Sellan will be able to replace any of the rest of the Board Members who represents Class D shares here proposed.

In addition, we advise the Shareholders that according to information received by the Company to date, Miguel Matías Galuccio, Jorge Marcelo Soloaga, Gustavo Alejandro Nagel, Rodrigo Cuesta, Nicolás Arceo, Fernando Raúl Dasso, Fernando Pablo Giliberti, Carlos Alfonsi and Daniel Christian González Casartelli, are do not qualify as independent; and Oscar Alfredo Cretini, Roberto Ariel Ivovich, Walter Fernando Vázquez, Raúl Eduardo Ortiz, Héctor Walter Valle, José Iván Brizuela and Sebastián Uchitel qualify as independent in accordance with the regulations of the Comisión Nacional de Valores (the Argentine Securities Commission). Also, Sergio Pablo Antonio Affronti, Cristian Alexis Girard, Javier Leonel Rodríguez, Jesús Guillermo Grande, Carlos Agustín Colo and Eugenio Roberto Sellan do not qualify as independent; and Ricardo Dardo Esquivel, Carlos Lambré, Francisco Ibáñez, José Carlos Blassiotto and Armando Isasmendi (h) qualify as independent in accordance with the regulations of the Comisión Nacional de Valores.

Yours faithfully,

Gabriel E. Abalos
Market Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: May 21, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer